As filed with the Securities Exchange Commission on August 3, 2005

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

NSTOR TECHNOLOGIES, INC.

(Name of Subject Company (Issuer))

NORMANDY ACQUISITION CORPORATION

AN INDIRECT WHOLLY OWNED SUBSIDIARY OF

XYRATEX LTD

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.05 PER SHARE

(Title of Class of Securities)

67018N108

(CUSIP Number of Class of Securities)

STEVE BARBER

CHIEF EXECUTIVE OFFICER

XYRATEX LTD

LANGSTONE ROAD

HAVANT PO9 1SA

UNITED KINGDOM

(011) 44 2392 496000

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Filing Person)

COPIES TO:

TAD J. FREESE, ESQ.

LATHAM & WATKINS LLP

505 MONTGOMERY STREET, SUITE 2000

SAN FRANCISCO, CALIFORNIA 94111

(415) 391-0600

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable	Not Applicable

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing party:
Form or Registration No.:	Date Filed:

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

The following slide was presented by Xyratex on Wednesday, August 3, 2005.

This slide is neither an offer to purchase nor a solicitation of an offer to sell shares of nStor. nStor stockholders are advised to read the tender offer statement and the solicitation /recommendation statement regarding the acquisition referenced in the slide, which will be filed with the Securities and Exchange Commission upon the commencement of the tender offer. The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement will contain important information which should be read carefully before any decisions are made with respect to the offer. nStor stockholders may obtain a free copy of the tender offer statement and the solicitation/recommendation statement when they are available and copies of other documents filed by Xyratex and nStor with the SEC at the SEC’s web site at www.sec.gov. The tender offer statement and the solicitation/recommendation statement and these other documents may also be obtained by nStor stockholders without cost to them from Xyratex and nStor.

nStor Acquisition Benefits

•	Small but growing US based Storage Systems provider
•	Key technology to target rapidly emerging SMB market

•	Enabling (FC to SAS, SATA) RAID technology
—	Intel IOP based controller technology
—	Scalable at the low end entry level market
•	2U Enclosure Technology
•	Flexible User Interface
•	Strong Customer Relationships

•	Gateway, NEC, Rackable,

•	Complementary to Xyratex technology, customers & skills

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